FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2007

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated May 18, 2007 along with the Press Release.

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

Consolidated Revenue in 2006-07 grows by 36% to Rs.36987.82

Consolidated Profit Rs.2169.99 crores, up by 26%

Consolidated financial results for the year ended March 31, 2007

Mumbai, May 18, 2007: Tata Motors today reported a consolidated gross revenue of Rs.36987.82 crores in 2006-07, a growth of 36% compared to Rs.27263.73 crores in 2005-06.

The consolidated revenues (net of excise) at Rs.32426.41 crores posted a growth of 36% over Rs.23769.45 crores in the previous year. The consolidated Profit Before Tax (PBT) for the year was Rs.3088.14 crores, an increase of 32% over Rs.2348.98 crores for the previous year. The consolidated Profit After Tax (PAT) for the year, after adjustment for share of minority interest and profit in associate companies was Rs.2169.99 crores compared to Rs.1728.09 crores, a growth of 26% over the previous year. Tata Motors has reported a Basic Earnings Per Share (EPS) of Rs.56.43 for its consolidated operations as against Rs.45.86 for the previous year.

Tata Motors stand-alone financial results

Quarter ended March 31, 2007

The revenues (net of excise) for the quarter ended March 31, 2007, at Rs.8267 crores posted a growth of 20% over Rs.6869.65 crores in the corresponding quarter previous year. The PBT for the quarter was Rs.779.80 crores, an increase of 20% over Rs.647.61 crores in the corresponding quarter last year.

The PAT for the quarter was Rs.576.72 crores, an increase of 26% over Rs.458.11 crores in the corresponding quarter last year.

The total sales volume for the quarter at 172,355 units grew by 16% over 148,343 units sold in the corresponding quarter last year. Sales of commercial vehicles in the domestic market increased by 22% to 87,467 units, while passenger vehicles sales at 70,248 units increased by 14% compared to the corresponding quarter last year.

Financial year ended March 31, 2007

Tata Motors gross revenue for the financial year 2006-07 was Rs.31884.69 crores (2005-06: Rs.24001.44 crores)

The revenues (net of excise) for the financial year ended March 31, 2007, at Rs.27535.24 crores posted a growth of 33% over Rs.20653.49 crores in the previous year. The PBT for the year was Rs.2573.18 crores, an increase of 25% over Rs.2053.38 crores last year. The PAT for the year was Rs.1913.46 crores, an increase of 25% over Rs.1528.88 crores last year.

The total sales volume (including exports) for 2006-07 at 580,280 units, the highest ever of the company, grew by 28% over 454,129 vehicles sold last year.

Sales of commercial vehicles in the domestic market increased by 39% to 298,586 units, the highest ever. The Company’s overall market share in commercial vehicles has now reached 63.9%, improving from 61.2% in 2005-06. Passenger vehicles sales in the domestic market at 228,220 units, the highest ever by the company, increased by 21% compared to last year. In spite of growing competition and loss of production due to a fire in the paint shop of the Car Plant, the Company’s market share in passenger vehicles was maintained at last fiscal’s levels at 16.4%. Exports at 53,474 units grew by 7% compared to 50,223 in 2005-06.

During the year, the Company launched new vehicles, and also extended its products to new markets. The mini-truck, Ace, has now been extended across the country, and a new variant, Ace HT, has been launched. The 100,000th Ace was rolled out within 22 months of launch. In passenger vehicles, launches included the long wheel base Indigo XL with two new powertrains, a new range of the Indica and the Indigo along with a new 1.2 litre petrol engine option for the Indica. All these products have received encouraging response.

Dividend

The Board of Directors has recommended a dividend of Rs.15/- per share of Rs.10/- each for the financial year 2006-07 (2005-06: Rs.13/-). The dividend is subject to approval of shareholders; tax on the dividend will be borne by the Company.

The Audited Financial Results for the quarter and the financial year ended March 31, 2007, are enclosed.

AUDITED FINANCIAL RESULTS FOR THE QUARTER/YEAR ENDED MARCH 31, 2007

Particulars		Nine months ended Dec 31, 2006	Quarter ended March 31,		Year ended March 31,
			2007	2006	2007	2006
(A)
1	Vehicle Sales: (in Nos.) (includes traded vehicles)
	Commercial Vehicles	211119	87467	71416	298586	214836
	Passenger cars and Utility vehicles	157972	70248	61553	228220	189070
	Exports	38834	14640	15374	53474	50223
		407925	172355	148343	580280	454129
2	Vehicle Production: (in Nos.)
	Commercial vehicles	242428	96844	76280	339272	246363
	Passenger cars and Utility vehicles	169447	76067	67782	245514	209959
		411875	172911	144062	584786	456322

(B)		(Rupees Crores)
1	Sales/Income from operations	22283.72	9600.97	7972.72	31884.69	24001.44
	Less: Excise Duty	3015.48	1333.97	1103.07	4349.45	3347.95
	Net Sales/Income from operations	19268.24	8267.00	6869.65	27535.24	20653.49
2	Total Expenditure
	(a) (Increase)/Decrease in stock in trade and work in progress	(643.29)	293.61	413.73	(349.68)	(256.91)
	(b) Consumption of raw materials & components and Purchase of products for sale	13813.12	5561.81	4392.36	19374.93	14263.86
	(c) Staff cost	1003.17	364.66	315.10	1367.83	1147.17
	(d) Other expenditure	2747.76	1080.68	856.63	3828.44	2923.69
	(e) Sub total 2(a) to 2(d)	16920.76	7300.76	5977.82	24221.52	18077.81
3	Operating Profit [1-2]	2347.48	966.24	891.83	3313.72	2575.68
4	Other Income	184.75	60.44	4.42	245.19	289.08
5	Interest
	(a) Gross interest	299.51	90.35	80.33	389.86	296.49
	(b) Interest Income/Interest capitalised	(46.21)	(30.58)	(11.16)	(76.79)	(70.14)
	(c) Net interest	253.30	59.77	69.17	313.07	226.35
6	Product development expenses	56.50	28.52	52.91	85.02	73.78
7	Depreciation and Amortisation	428.04	158.25	136.25	586.29	520.94
8	Profit after interest and depreciation [3+4-5-6-7]	1794.39	780.14	637.92	2574.53	2043.69
9	Exceptional items
	(a) Provision/(reversal) for diminution in value of investments (net)	0.75	0.34	(9.69)	1.09	(9.69)
	(b) Employee Separation cost	0.26	—	—	0.26	—
	(c) Sub total of 9(a) and 9(b)	1.01	0.34	(9.69)	1.35	(9.69)
10	Profit before tax [8-9]	1793.38	779.80	647.61	2573.18	2053.38
11	Less: Tax expense	456.64	203.08	189.50	659.72	524.50
12	Profit After Tax [10-11]	1336.74	576.72	458.11	1913.46	1528.88
13	Paid-up Equity Share Capital (Face value of Rs.10 each)	385.32	385.41	382.87	385.41	382.87
14	Reserves excluding Revaluation Reserve				6458.39	5127.81
15	Basic EPS (not annualised) Rupees	34.78	14.97	12.10	49.76	40.57
	Diluted EPS (not annualised) Rupees	33.02	14.22	11.44	47.24	38.20
16	Aggregate of Public Shareholding
	- Number of Shares	222097068	214252323	223279749	214252323	223279749

	- Percentage of Shareholding	57.64%	55.60%	58.33%	55.60%	58.33%

1.	Figures for the previous period have been regrouped / reclassified wherever necessary.

2.	Sales / Income from operations includes foreign exchange gain of Rs.60.20 crores for the quarter ended March 31, 2007 as against Rs.29.38 crores for the quarter ended March 31, 2006 netted off in other expenditure. The corresponding figures for the year ended March 31, 2007 is gain of Rs.130.48 crores included in Sales / Income from operations as against loss for the year ended March 31, 2006 of Rs.18.53 crores included in other expenditure. The figure for nine months ended December 31, 2006 is gain of Rs.70.28 crores included in Sales / Income from operations.
3.	During the quarter ended March 31, 2007, 1,260 Zero coupon Foreign Currency Convertible Notes (2009) have been converted into 96,405 Ordinary Shares of Rs.10/- each at a premium as per the terms of issue. Subsequent to the quarter ended March 31, 2007, 100 Zero coupon Foreign Currency Convertible Notes (2009) have been converted into 7,651 Ordinary Shares of Rs.10/- each at a premium as per the terms of issue.
4.	During the quarter ended March 31, 2007 the Company has made following investments in subsidiaries: (a) additional investment in TML Financial Services Ltd - Rs.200 crores (b) Tata Motors (Thailand) Ltd - Rs.11.61 crores and (c) Tata Marcopolo Motors Ltd - Rs.0.03 crore.
5.	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.
6.	As on January 1, 2007, 3 Investor complaints were outstanding. The Company received 7 complaints during the fourth quarter and resolved 8 complaints by March 31, 2007. There are 2 complaints unresolved as on March 31, 2007.

7.	Public Shareholding excludes 10.97% (8.02% as on March 31, 2006) of Citibank NA as Depository for ADR holders.
8.	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and year ended March 31, 2007.
9.	The Board of Directors has recommended a dividend of Rs.15/- per share of Rs.10/- each for the financial year 2006-07 (Previous year Rs.13/- per share), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 18, 2007.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER/YEAR ENDED MARCH 31, 2007

Particulars		Nine months ended December 31, 2006	Quarter ended March 31,		(Rs in Crores) Year ended March 31,
			2007	2006	2007	2006
1	Sales/Income from operations	25828.93	11158.89	9011.52	36987.82	27263.73
	Less: Excise Duty	3161.76	1399.65	1146.56	4561.41	3494.28
	Net Sales/Income from operations	22667.17	9759.24	7864.96	32426.41	23769.45
2	Total Expenditure
	(a) (Increase)/Decrease in stock-in-trade and work-in-progress	(725.80)	314.54	471.30	(411.26)	(240.62)
	(b) Consumption of raw materials & components and purchase of products for sale	15957.00	6415.59	4980.52	22372.59	16258.62
	(c) Staff cost	1779.78	635.75	515.74	2415.53	1783.12
	(d) Other expenditure	2791.69	1142.02	861.12	3933.71	2920.06
	(e) Sub Total 2(a) to 2(d)	19802.67	8507.90	6828.68	28310.57	20721.18
3	Operating Profit [1-2]	2864.50	1251.34	1036.28	4115.84	3048.27
4	Other Income	122.33	30.85	1.10	153.18	243.52
5	Interest (Net)	284.67	121.14	74.03	405.81	246.01
6	Product development expenditure	56.50	28.52	50.90	85.02	71.77
7	Depreciation	503.95	184.14	158.84	688.09	623.31
8	Amortisation of Deferred Revenue Expenditure in Subsidiaries	0.31	0.21	0.01	0.52	0.02
9	Profit after depreciation and interest [3+4-5-6-7-8]	2141.40	948.18	753.60	3089.58	2350.68
10	Exceptional Items
	a) Provision for diminution in value of investments (net)	0.85	0.33	1.70	1.18	1.70
	b) Employees Separation Cost	0.26	—	—	0.26	—
	c) Sub Total 10(a) and 10(b)	1.11	0.33	1.70	1.44	1.70
11	Profit Before Tax [9-10]	2140.29	947.85	751.90	3088.14	2348.98
12	Less: Tax Expense	600.94	282.27	232.23	883.21	640.00
13	Profit After Tax [11-12]	1539.35	665.58	519.67	2204.93	1708.98
14	Adjustment of Miscellaneous Expenditure in Subsidiaries	(0.10)	(0.04)	(0.19)	(0.14)	(2.53)
15	Share of Minority Interest	(48.37)	(25.85)	(11.73)	(74.22)	(22.29)
16	Profit in respect of investments in Associate Companies	29.30	10.12	14.85	39.42	43.93
17	Profit for the period	1520.18	649.81	522.60	2169.99	1728.09
18	Paid-up Equity Share Capital (Face value of Rs.10 each)	385.32	385.41	382.87	385.41	382.87
19	Reserves excluding Revaluation Reserve				7310.31	5722.21
20	Basic EPS (not annualised) Rupees	39.56	16.86	13.81	56.43	45.86
21	Diluted EPS (not annualised) Rupees	37.53	16.02	13.05	53.54	43.15

1.	Figures for previous year have been regrouped / reclassified wherever necessary, to make them comparable.

2.	Reportable operating segment of the Company and its consolidated subsidiaries consists of Automotive and Others.

Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions, and software operations.

		Nine months ended December 31, 2006	Quarter ended March 31,		(Rs in Crores) Year ended March 31,
			2007	2006	2007	2006
A	Segment Revenues
	Net sales / Income from Operations
	- Automotive and related activity	20946.44	9042.91	7324.38	29989.35	22192.47
	- Others	1916.01	791.88	619.66	2707.89	1806.80

	Total segment revenue	22862.45	9834.79	7944.04	32697.24	23999.27
	Add / (Less): Inter segment revenue	(195.28)	(75.55)	(79.08)	(270.83)	(229.82)

	Net segment revenue	22667.17	9759.24	7864.96	32426.41	23769.45

B	Segment Results before interest exceptional items and tax
	- Automotive and related activity	2097.46	923.28	762.43	3020.74	2180.73
	- Others	214.19	118.79	67.96	332.98	173.15

	Total segment results	2311.65	1042.07	830.39	3353.72	2353.88
	Add/(Less):- Inter segment eliminations	(7.91)	(3.60)	(3.86)	(11.51)	(0.71)

	Net Segment Results	2303.74	1038.47	826.53	3342.21	2353.17
	Add/(Less):- Unallocable income	122.33	30.85	1.10	153.18	243.52
	Add/(Less):- Interest expense	(284.67)	(121.14)	(74.03)	(405.81)	(246.01)
	Add/(Less):- Exceptional Items	(1.11)	(0.33)	(1.70)	(1.44)	(1.70)

	Total Profit before Tax	2140.29	947.85	751.90	3088.14	2348.98

					As at March 31,
					2007	2006
C	Capital employed (segment assets less segment liabilities)
	- Automotive and related activity				14747.43	8745.36
	- Others				699.90	697.51

	Total Capital employed				15447.33	9442.87
	Add/(Less):- Inter segment				(241.00)	(158.11)

	Capital employed				15206.33	9284.76

3.	The share of profit (net) in respect of investments in associate companies include profit of Rs. 2.17 crores and loss of Rs. 9.08 crores, considered on the basis of Unaudited Financial Statements for the year ended March 31, 2007.
4.	The Consolidated financial results should be read in conjunction with the notes to the individual financial results for the year ended March 31, 2007.
5.	The Statutory Auditors have carried out an audit of the results above for the quarter and year ended March 31, 2007.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 18, 2007.

Tata Motors Limited

Sd/-

Ratan N Tata

Chairman

Mumbai, May 18, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 18, 2007